                                                                   Exhibit 12.1


Hawk Corporation
Computation of Ratio of Earnings to Fixed Charges

                                                                        Historical                                Pro Forma
                                              ---------------------------------------------------------------------------------
(Dollars in Thousands)                                                                                           Pro Forma
                                                                   Year Ended December 31,                      Year Ended
                                              ------------------------------------------------------------      December 31,
                                                   1992        1993        1994        1995       1996            1996 (a)
                                              ---------------------------------------------------------------------------------
Pre-tax income (loss) from continuing
operations, including preferred stock dividend
requirement                                          $760      $2,689      $3,836      $2,225    ($ 1,483)            $166

Less: capitalized interest                              0           0           0           0           0                0
                                              ---------------------------------------------------------------------------------

                                                      760       2,689       3,836       2,225    ($ 1,483)             166

Fixed Charges:
 Interest expense                                   2,903       2,654       3,267       7,323      10,648           10,671
 Amortization of deferred financing costs             125         125         144         539         587              587
 Estimated interest portion of rentals                 17          17          26         215         135              135
 Preferred stock dividend requirement                 453         453         507         562         390              390
                                              ---------------------------------------------------------------------------------

Total fixed charges                                 3,498       3,249       3,944       8,639      11,760           11,783
                                              ---------------------------------------------------------------------------------

Earnings used in ratio computation                 $4,258      $5,938      $7,780     $10,864     $10,277          $11,949
                                              =================================================================================

Ratio of Earnings to Fixed Charges (b)               1.22        1.83        1.97        1.26                         1.01

(a) To give effect to the increase in interest expense, amortization of deferred finance costs and interest portion of rentals due to the Hutchinson acquisition.

(b) The ratio of earnings to fixed charges is determined by dividing the sum of earnings before extraordinary items, interest expense, amortization of deferred financing costs, taxes and a portion of rent expense representative of interest, by the sum of interest expense, amortization of deferred financing costs, a portion of rent expense representative of interest and preferred stock dividend requirements. The ratio of earnings to fixed charges is not meaningful for periods that result in a deficit. For 1996, the deficit of earnings to fixed charges was 1.5 million.
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